EXHIBIT 99.1

PRESS RELEASE

Magna Announces 2025 Annual & Special Meeting Results

AURORA, Ontario, May 08, 2025 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced voting results from its 2025 annual and special meeting of shareholders held on May 8, 2025. A total of 221,621,186 Common Shares or 78.66% of our issued and outstanding Common Shares were represented in person or by proxy at the meeting. Shareholders voted in favour of each item of business, as follows:

a.        Election of Directors

Nominee	Votes FOR	Nominee	Votes FOR
Mary S. Chan	98.05%	William A. Ruh	88.30%
Hon. V. Peter Harder	98.56%	Dr. Indira V. Samarasekera	85.59%
Jan R. Hauser	99.48%	Peter Sklar	99.87%
Seetarama S. Kotagiri (CEO)	99.53%	Matthew Tsien	88.33%
Jay K. Kunkel	99.53%	Dr. Thomas Weber	99.02%
Robert F. MacLellan	99.12%	Lisa S. Westlake	88.33%
Mary Lou Maher	99.57%

b.        Other Items of Business

Item	Votes FOR
Reappointment of Deloitte	99.06%
Ratification of Stock Option Plan	95.45%
Say on Pay	81.44%

Based on the voting results, all 13 nominees were elected to the Board, Deloitte was reappointed as independent auditor, the 2025 Stock Option Plan was ratified and the “Say on Pay” resolution was approved – in each case by a substantial majority. Detailed voting results are included as Appendix “A” to this press release.

Following the annual meeting, Magna’s Board confirmed:

  Robert F. MacLellan as Board Chair;
  Mary Lou Maher as Audit Committee Chair
  Hon. V. Peter Harder as Governance, Nominating and Sustainability Committee Chair;
  William A. Ruh as Technology Committee Chair; and
  Dr. Indira V. Samarasekera as Talent Oversight and Compensation Committee Chair.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

ABOUT MAGNA INTERNATIONAL
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of approximately 167,000(1) employees across 342 manufacturing operations and 103 product development, engineering and sales centres spanning 28 countries(2). With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

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(1) Number of employees includes approximately 155,000 employees at our wholly owned or controlled entities and over 12,000 employees at certain operations accounted for under the equity method.
(2) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

Appendix “A”

VOTING RESULTS - 2025 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Elect Mary S. Chan as Director	209,018,939	98.05%	4,159,027	1.95%
Elect Hon. V. Peter Harder as Director	210,120,081	98.56%	3,059,219	1.44%
Elect Jan R. Hauser as Director	212,077,567	99.48%	1,101,734	0.52%
Elect Seetarama S. Kotagiri (CEO) as Director	212,174,381	99.53%	1,004,920	0.47%
Elect Jay K. Kunkel as Director	212,169,825	99.53%	1,009,477	0.47%
Elect Robert F. MacLellan as Director	211,303,211	99.12%	1,876,060	0.88%
Elect Mary Lou Maher as Director	212,257,273	99.57%	921,998	0.43%
Elect William A. Ruh as Director	188,240,636	88.30%	24,938,565	11.70%
Elect Dr. Indira V. Samarasekera as Director	182,460,897	85.59%	30,717,994	14.41%
Elect Peter Sklar as Director	212,893,103	99.87%	285,712	0.13%
Elect Matthew Tsien as Director	188,302,364	88.33%	24,876,868	11.67%
Elect Dr. Thomas Weber as Director	211,089,923	99.02%	2,089,179	0.98%
Elect Lisa S. Westlake as Director	188,290,938	88.33%	24,884,919	11.67%
Re-Appointment of Deloitte LLP as Auditor	219,528,061	99.06%	2,090,531	0.94%
Ratification of 2025 Stock Option Plan	203,483,387	95.45%	9,692,621	4.55%
Advisory Resolution on Executive Compensation	173,620,127	81.44%	39,555,176	18.56%